Exhibit 99.1

BC Hydro Power Smart Program boosts viability for mechanical pulp producers

RICHMOND, BC, July 24, 2014 /CNW/ - Catalyst Paper (TSX:CYT) announced today that the Ministry of Energy and Mines and BC Hydro have introduced a new energy efficiency program aimed at reducing the power costs of mechanical pulp producers. The Power Smart program provided an injection of $100 million over three years and is aimed at reducing energy intensity and improving energy efficiency used in the thermal-mechanical pulping process at seven pulp facilities throughout British Columbia.

This funding will benefit our three mills located in the communities of Crofton, Port Alberni and Powell River.  The first project that Catalyst is in the advanced stages of planning for is a project in Powell River that utilizes waste steam to reduce our electrical load on the BC Hydro system.  The project has an expected capital cost in excess of $25 million of which Power Smart funding will cover 75% and reduces energy cost by an estimated $5 million annually. "We are pleased with this outcome after several months of open dialogue examining all sides of this complex situation," says Catalyst President and CEO Joe Nemeth. "This program improves the viability of the energy-intensive mechanical pulping industry and will help ensure the economic benefits we generate throughout the province will continue."

In addition to more than one million tonnes of paper, Catalyst produces 355,000 tonnes of pulp sold to customers in Asia, consuming an annual capacity of approximately 3.5 million gigajoules of energy in the process. Catalyst plans to leverage the Power Smart program by upgrading equipment to efficiently harness energy, reducing its energy waste and load on BC Hydro's system.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Brian Baarda
VP Finance & CFO
604-247-4710

CO: Catalyst Paper Corporation

CNW 17:37e 24-JUL-14